February 9, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Alyssa Wall / Mr. Dietrich King

Re:	VCI Global Limited
Amendment No. 3 to Registration Statement on Form F-1 Filed February 2, 2023
File No. 333-268109

Dear Ms. Wall and Mr. King:

On behalf of VCI Global Limited (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of February 8, 2023 with respect to the Company’s Amendment No. 3 to Registration Statement on Form F-1 (the “Form F-1/A3”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Form F-1/A (the “Form F-1/A4”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 3 to Registration Statement on Form F-1

General

1.	We note your additional disclosure in response to comment 1. Please expand your risk factor regarding potential stock price volatility to specifically address, among others, the following factors:

•	As a relatively small-capitalization company with relatively small public float, you may experience greater stock price volatility, extreme price run-ups, lower trading volume, and less liquidity than large-capitalization companies;
•	Your shares may be subject to rapid and substantial price volatility, low volumes of trades, and large spreads in bid and ask prices;
•	If trading volumes are low, persons buying or selling in relatively small quantities may easily influence the prices of your shares;
•	Low trade volume could cause the price of your shares to fluctuate greatly;
•	Holders of your shares may not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low trade volume;
•	A decline in the market price of your shares could adversely affect your ability to issue additional shares of common stock or of other securities and your ability to obtain additional financing in the future;
•	Shareholders may be unable to readily sell their shares or may be unable to sell their shares at all if an active market does not develop.

 The Company has included the requested risk factor on page 26 of the Form F-1/A4.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-876-0618.

Sincerely,

/s/ Jeffrey P. Wofford
Jeffrey P. Wofford, Esq.
Carmel, Milazzo & Feil LLP